FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 5, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

05 | September | 2008

Press Release

Nominees to MTS’ Board of Directors

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decision reached at the Board of Directors meeting held on September 04, 2008.

At the meeting, MTS’ Board of Directors (BoD) nominated a total of nine members for election to the Board. The decision to expand the number of directors from seven to nine was made in accordance with the Russian law that requires companies with more than 10,000 registered shareholders to have a total of nine directors on its BoD. The candidate list now includes three independent nominees and consists of:

•                  Mr. Anton Abugov, First Vice-President, Head of Strategy and Development, Sistema;

•                  Mr. Alexey Buyanov, Senior Vice President, Head of Financial Group, Sistema;

•                  Mr. Daniel Crawford, independent candidate;

•                  Mr. Sergei Drozdov, Senior Vice President, Head of the Property Group, Sistema;

•                  Ms. Tatiana Yevtoushenkova, Advisor to the President of Sberbank;

•                  Mr. Mohanbir Gyani, independent candidate;

•                  Mr. Paul Ostling, independent candidate;

•                  Mr. Vitaliy Savelyev, First Vice President, Head of telecommunications asset management division, Sistema;

•                  Mr. Mikhail Shamolin, President and CEO of MTS.

The new directors will be elected after the decision of the extraordinary general meeting of shareholders (EGM) that is scheduled to take place on October 3, 2008(1).

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Biography

Mr. Daniel Crawford

Mr. Daniel Crawford has a wealth of experience at senior level positions at various telecommunications companies for almost three decades. He is currently serving on the Board of Directors at Avantel. From 2004 to 2006, he served as International and Wholesale President at MCI. Between 1998 and 2004, Mr. Crawford was the Chairman of the Board of Directors at Embratel Participacoes, the holding company that controls Embratel, Brazil’s premier national telecommunications company. He has previously served as the Chairman of the Board at Star One, Chief Operating Officer at Avantel and President of various divisions at MCI.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 87.26 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,”

(1) Record date for the Company’s share- and ADR-holders entitled to participate in the EGM is July 11, 2008.

“anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: September 5, 2008